June 6, 2018

Michael Wang
Chief Executive Officer
CooTek (Cayman) Inc.
2nd Floor, Building 7, No. 2007 Hongmei Road, Xuhui District
Shanghai, 201103
People's Republic of China

       Re: CooTek (Cayman) Inc.
           Draft Registration Statement on Form F-1
           Submitted May 10, 2018
           CIK No. 0001734262

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Our Business, page 1

1. Please balance the disclosure in this section by including a discussion of your net losses.
Prospectus Summary, page 1

2. We note that your TouchPal Smart Input application was launched an average of 68 times per day per active user. For context, please disclose the average number of times your application was launched for the periods presented.
 Michael Wang
FirstName LastNameMichael Wang
CooTek (Cayman) Inc.
Comapany NameCooTek (Cayman) Inc.
June 6, 2018
June 6, 2018 Page 2
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3. We note the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.
Summary Consolidated Financial and Operating Data, page 10

4. To the extent you anticipate that this offering will satisfy the automatic conversion criteria for your preferred shares, please revise to include pro forma net loss per ordinary share information assuming such conversion both here and in the Selected Consolidated
         Financial and Operating Data table. Also, include such shares in "ordinary shares outstanding immediately after this offering" in The Offering disclosures.
Risk Factors
Risks Related to Our Business and Industry
We have significant international operations...,, page 16

5. Please clarify that your revenues are primarily generated in the United States and China and that you primarily conduct your operations from China.
We may be subject to intellectual property infringement lawsuits..., , page 23

6. Please clarify whether there are any caps or other limitations to the amount you may be obligated to compensate the mobile device manufacturer under the terms of your license agreement.
Risks Related to Our Corporate Structure
We rely on contractual arrangements with our consolidated affiliated entities..., , page 34

7. Please state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the
         United States federal securities laws and do not prevent shareholders of the company from pursuing claims under the United States federal securities laws. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results Of Operations, page 73

8. You refer to your global portfolio of mobile applications with a user base across 240 countries and your continued focus on global expansion throughout the filing.
         Considering the majority of your revenues, to date, were generated from the U.S and PRC, please provide a breakdown of your DAUs and MAUs by geographic region and, at a minimum, include these two regions or explain why you believe this is not necessary.
9. You state that your advertising revenue is primarily generated from performance-based advertisements in which customers are charged based on the number of valid clicks,
 Michael Wang
FirstName LastNameMichael Wang
CooTek (Cayman) Inc.
Comapany NameCooTek (Cayman) Inc.
June 6, 2018
June 6, 2018 Page 3
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FirstName LastName
         conversions or some other measurable actions. Please tell us whether you consider the number of clicks and price per click to be a key indicator of your performance-based advertising revenue. If so, revise to provide a quantitative discussion of these measures or percentage change in these measures for each quarter or explain why you do not consider these to be key performance indicators in analyzing your advertising revenues. See
         Section III.B of SEC Release No. 33-8350.
10. You provide the year-over-year percentage increase in the effective price per impression and the number of average daily impressions delivered. Please clarify how you calculate the effective price per impression. Also, considering your advertising revenues are directly impacted by these measures, disclose the number of impressions you delivered each quarter and the average price per impression, or the quarter-over-quarter changes, to provide greater insight into the trends in such measures. We refer you to Section III.B of
         SEC Release No. 33-8350.
11. You state that advertising revenue from your TouchPal Smart Input accounted for approximately 55% and 49% of total advertising revenue in fiscal 2016 and 2017, respectively, while other global portfolio products accounted for nil and 20%. Please clarify what comprised the remaining advertising revenues as these disclosures appear to account for only 55% and 69% of total advertising revenue in fiscal 2016 and 2017, respectively.
12.      Please disclose the number of DAUs and MAUs for your TouchPal
Phonebook
         application for each quarter presented in the table or tell us why you do not believe this disclosure is material to investors.
Results of Operations
Net Revenues, page 80

13. Given the direct impact of impressions, valid clicks and pricing on your advertising revenues please include a quantified discussion of how these measures impacted your net revenues. In this regard, we note your discussion of the trends in daily average users, however, it appears that these other measures would have a more direct impact on your revenue growth. Refer to Section III.D of Release No. 33-6835. Liquidity and Capital Resources, page 82

14. Given the significant increase in your accounts receivable, please expand your discussion on page 83 to more fully explain the reasons for such increase. In this regard, we note your accounts receivable balance has increased at a greater rate than your revenues.
         Include an analysis of days sales outstanding at each balance sheet date and provide the payment terms typically stipulated in your contracts. Refer to Section IV.B.1 of SEC
         Release No. 33-8350.
 Michael Wang
FirstName LastNameMichael Wang
CooTek (Cayman) Inc.
Comapany NameCooTek (Cayman) Inc.
June 6, 2018
June 6, 2018 Page 4
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FirstName LastName
15. You state that 56.4% of your cash and cash equivalents and restricted cash as of
         December 31, 2017 was held in China. Please disclose where and in what denominations the remaining 43.6% of your cash and cash equivalents and restricted stock is held.
Internal Control Over Financial Reporting, page 86

16. Please revise to disclose the timing of the remediation activities, clarifying what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur.
Industry
Mobile Smart Input Market, page 95

17. Please disclose the source of the assertion that mobile smart input is one of the most frequently used applications on mobile devices with high stickiness and high data value.
Business, page 99

18. We note that your top two advertising customers contributed 20.0% and 18.5% of your total revenues. Please include a discussion of the material terms of these agreements including the term, termination and any exclusivity provisions. Also, disclose the extent to which the company is dependent on these agreements and file these agreements as exhibits to your registration statement. Refer to Item 4.B.6 and Instruction 4.b.ii to Item
         19 of Form 20-F.
Our Products, page 103

19. Please clarify whether your mobile applications other than TouchPal Smart Input are available on the iOS operating system.
Principal [and Selling Shareholders], page 135

20. You state that your principal shareholders are those who beneficially own more than 5%
         of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise.
Description of American Depositary Shares
Governing Law, page 160

21. We note that the deposit agreement contains a provision that permits the resolution of any dispute under the deposit agreement through arbitration. Please expand your disclosure to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.
 Michael Wang
FirstName LastNameMichael Wang
CooTek (Cayman) Inc.
Comapany NameCooTek (Cayman) Inc.
June 6, 2018
Page 5
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FirstName LastName
Taxation, page 163

22.      We note that you intend to file the opinion of Maples and Calder (Hong
Kong) LLP
         regarding certain Cayman Islands tax matters and the opinion of Jun He LLP regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels.
         For guidance, refer to Section III of Staff Legal Bulletin No. 19. Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(b) Principles of Consolidation, page F-8

23. Please include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. Also, clarify the source of the VIEs revenues included in the consolidated financial statements. Refer to ASC 810-10-50-5A(d).
Note 12. Share-Based Compensation, page F-31

24. Please disclose the requisite service period for your stock based compensation grants, and any other substantive conditions, including those related to vesting. Refer to ASC 718-10-
         50-2(a)(1).
Note 19. Subsequent Events, page F-36

25. Please disclose the term over which the restricted shares will vest, as well as the estimated financial statement impact. Refer to ASC 855-10-50-2.
General

26. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
27. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. For guidance, refer to Question
101.02 of our Securities
         Act Forms Compliance and Disclosure Interpretations.
 Michael Wang
CooTek (Cayman) Inc.
June 6, 2018
Page 6

       You may contact Rebekah Lindsey, Staff Accountant, at 202-551-3303 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-
3447 or Barbara C. Jacobs, Assistant Director, at 202-551-3735 with any other questions.


FirstName LastNameMichael Wang
                                                          Division of
Corporation Finance
Comapany NameCooTek (Cayman) Inc.
                                                          Office of Information
Technologies
June 6, 2018 Page 6                                       and Services
FirstName LastName